Exhibit 99.1

SPORTRADAR ANNOUNCES AGREEMENT TO ACQUIRE IMG ARENA AND ITS STRATEGIC PORTFOLIO OF GLOBAL SPORTS BETTING RIGHTS

Will Strengthen Company’s Global Offering for Most Bet Upon Sports Including Tennis, Soccer and Basketball

Expected to Accelerate Revenue, Adjusted EBITDA and Free Cash Flow Growth and Will Be Accretive to Adjusted EBITDA Margins

ST. GALLEN, Switzerland, March 19, 2025 -- Sportradar Group AG (NASDAQ: SRAD) (“Sportradar” or the “Company”), a leading global sports technology company focused on creating immersive experiences for sports fans and bettors, today announced that it has entered into a definitive agreement with Endeavor Group Holdings, Inc. (“Endeavor”) (NYSE: EDR) to acquire IMG ARENA and its global sports betting rights portfolio. IMG ARENA’s portfolio will enhance Sportradar’s content and product offering and further strengthen its strategic position as a leading content provider in the most bet upon global sports, including tennis, soccer and basketball.

Adding these betting rights to its content portfolio increases Sportradar’s depth and breadth in key global sports, expanding the Company’s content distribution and further fueling product development. With its highly scalable technology platform and extensive client network, Sportradar will seamlessly integrate and monetize these rights driving incremental value for clients, partners and shareholders.

Upon closing, the acquisition will provide a number of key benefits:

•	Enhances margins: Immediately accretive to Sportradar’s adjusted EBITDA margins, aligning with our disciplined investment approach;
•	Accelerates growth: Further accelerates Sportradar’s robust revenue, adjusted EBITDA and cash flow growth;
•	Unique structure: Sportradar will not be required to pay any financial consideration; Transaction provides financial consideration totaling $225 million comprised of $125 million paid to Sportradar and up to $100 million cash prepayments made by Endeavor to certain of the sports rightsholders;
•	Highly strategic portfolio: Basketball, soccer and tennis account for approximately 70% of the rights which are the top three most bet on global sports, complementing our existing sports portfolio.

This incoming portfolio of global betting rights comprises strategic relationships with over 70 rightsholders covering approximately 39,000 official data events and 30,000 streaming events across 14 global sports on six continents. Prominent global properties include Wimbledon, U.S. Open, Roland-Garros, Major League Soccer, EuroLeague basketball and PGA Tour. Combined with existing tennis rights, Sportradar will now hold betting rights to three of the four Grand Slams.

The unique structure of this transaction will further strengthen Sportradar’s already robust balance sheet and enhance its significant liquidity position, allowing for continued strategic investments and opportunities for incremental shareholder returns, including an anticipated acceleration on the pace of its existing buyback program.

Carsten Koerl, Chief Executive Officer of Sportradar, stated: “Sportradar's success is driven by the breadth of its sports coverage, its broad product portfolio and leading technology, and its global distribution network.  Given our proven track record of maximizing ROI through our global betting rights deals and our strengthened position across tennis, basketball and soccer, we are confident in our ability to realize the full economic potential of this portfolio. In addition, the unique structure of this transaction accelerates our revenue and cash flow profile and will be immediately accretive to our margins. The addition of these strategic rights will unlock new growth opportunities, enabling us to deliver exceptional value to our partners, clients and shareholders.”

The transaction is currently expected to close in the fourth quarter of 2025, subject to receipt of regulatory approvals and satisfaction of closing conditions. UBS Swiss Financial Advisors is acting as exclusive financial advisor and Brandl Talos served as transaction counsel to Sportradar.

Further details on the deal will be available during Sportradar’s earnings call today at 8:30am EST and at its Investor Day on April 1.

About Sportradar

Sportradar Group AG (NASDAQ: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports, media and betting industries, the company provides sports federations, news media, consumer platforms and sports betting operators with a best-in-class range of solutions to help grow their business. As the trusted partner of organizations like the ATP, NBA, NHL, MLB, NASCAR, UEFA, FIFA, and Bundesliga, Sportradar covers close to a million events annually across all major sports. With deep industry relationships and expertise, Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocacy for an integrity-driven environment for all involved. For more information about Sportradar, please visit www.sportradar.com

Safe Harbor for Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies and other expectations, and our guidance and outlook, including expected performance for the full year 2025. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “confident,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economy downturns and political and market conditions beyond our control, including the impact of the Russia/Ukraine and other military conflicts such as acts or war or terrorism and foreign exchange rate fluctuations; pandemics could have an adverse effect on our business; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming requirements on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology, including efficiencies achieved through the use of artificial intelligence; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; difficulties in our ability to evaluate, complete and integrate acquisitions (including the IMG ARENA acquisition) successfully; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; dependence on jurisdictions with uncertain regulatory frameworks for our revenue; changes in the legal and regulatory status of real money gambling and betting legislation on us and our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; any material weaknesses identified in our internal control over financial reporting; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; risks related to future acquisitions; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. One should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Contact information

Sportradar

Jim Bombassei, Investor Relations

j.bombassei@sportradar.com

Sandra Lee, Communications

Sandra.lee@sportradar.com

Endeavor

Media:

press@endeavorco.com

Investors:

investor@endeavorco.com